EXHIBIT 99.1

Quantum BioPharma Announces Intention to Declare Special Dividend of Contingent Value Rights (CVRs) Linked to Future Litigation Settlement Proceeds

TORONTO, June 13, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce its intention to declare a special dividend consisting of Contingent Value Rights (the “CVRs”) to be issued on a 1:1 basis to holders of the Company’s Class B Subordinate Voting Shares.

Each CVR will entitle the holder to receive a pro rata portion of a minimum of 10% and a maximum of 50% of the net proceeds, ultimately recovered by the Company, if any, in connection with its legal action against CIBC World Markets, RBC Dominion Securities, and others (collectively, the “Banks”), which seeks damages in excess of USD$700+ million related to alleged stock price manipulation and spoofing (the “Litigation”). The Board will approve the exact pay-out percentage at a later date.

The record date for the proposed special dividend has not yet been set, and the Company will provide further updates in due course.

The CVRs:

  Will not be listed on any exchange or marketplace;
  Will be non-transferable and non-assignable;
  Will not carry interest or voting rights;
  Will be redeemable only for cash, and only in the event that the Company receives net proceeds from a resolution of the Litigation (whether by settlement or final judgment).

“Shareholders are our biggest asset. This proposed special dividend underscores our commitment to ensuring our shareholders benefit directly from the outcome of this significant litigation,” said Zeeshan Saeed, CEO of Quantum BioPharma. “We are aligning interests by creating a legally enforceable right that rewards holders if and when value is recovered.”

The issuance of the CVRs remains subject to necessary approvals, regulatory requirements, and finalization of tax, legal, and operational matters. There can be no assurance that any Litigation proceeds will be received or that the CVRs will result in any payment to holders.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "intends", "estimates", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. "Forward-looking information" includes statements about: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company’s intention to declare a special dividend consisting of CVRs with the terms and conditions of which are subject to various considerations as outlined herein; the Board’s approval of the pay-out percentage and each CVR will entitle the holder to receive a pro rata portion of a minimum of 10% of the net proceeds, if any, ultimately recovered by the Company in connection with the Litigation.

Such forward-looking information and statements are based on numerous assumptions, including: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company’s ability to declare a special dividend consisting of CVRs with the terms and conditions outlined herei; including obtaining legal and regulatory approvals for the CVR’s; the Company’s ability to prevail in the Litigation and or reach a settlement with the Banks which results in net proceeds being available for distribution to the holders of the Company’s Class B Subordinating Voting Shares in the amounts set forth in the CVR’s, as approved by the Company.

Forward-looking information and statements involve known and unknown risks, uncertainties, and other factors, that may cause actual events, performance, or achievements in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its drug or product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis not advancing towards human phase-2 efficacy trials; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Company's early stage of development; government regulation; market acceptance for its products; rapid technological change; dependence on key personnel; dependence on the Company's strategic partners; the fact that preclinical product development is uncertain, and the Company's products may never advance past clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the Company's products; the introduction of competing products that are safer, more effective or less expensive than, or otherwise superior to, the Company's products; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the Company's products; risks that the Company's intellectual property and technology won't have the intended impact on the Company and/or its business; the Company's inability to realize upon the stated claims of product benefits and effectiveness; the Company's inability to realize upon its stated claims of market potential and consumer demand; the Company’s will not declare a special dividend consisting of CVRs with the terms and conditions of which are subject to various considerations as outlined herein; each CVR will not entitle the holder to receive a pro rata portion of a minimum of 15% of the net proceeds ultimately recovered by the Company in connection with the litigation. and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 28, 2025, as amended with Amendment No. 1 to the Form 20-F filed with the SEC on March 31, 2025,, under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: ir@quantumbiopharma.com
General Inquiries: info@quantumbiopharma.com